AMENDED AND RESTATED SCHEDULE A

Dated July 10, 2025

to the

INVESTMENT ADVISORY AGREEMENT

dated June 28, 2021, between

THE ADVISORS’ INNER CIRCLE FUND III

and

GQG PARTNERS LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of each Fund in accordance with the following fee schedule:

Fund	Fee Rate
GQG Partners International Quality Value Fund	0.55%
GQG Partners US Quality Value Fund	0.45%
GQG Partners Global Quality Value Fund	0.55%
GQG US Equity ETF	0.45%

A-1